UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 1)
(Mark One)
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-33632
BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
Bermuda
(Jurisdiction of incorporation or organization)
Canon’s Court
22 Victoria Street,
Hamilton, HM 12, Bermuda
(Address of principal executive office)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Limited Partnership Units	New York Stock Exchange
     Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐	No ☑
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
     Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☑

PRELIMINARY NOTE
     This registration statement on Form 20-F is being filed with the United States Securities and Exchange Commission (“SEC”) by Brookfield Infrastructure Partners L.P. (“our partnership”) in connection with its intended application to have its limited partnership units listed on the New York Stock Exchange. Our partnership is filing the prospectus, filed as Exhibit 12.1 to this registration statement, with the provincial and territorial securities regulatory authorities in Canada to enable our partnership to become a reporting issuer pursuant to applicable securities legislation in those provinces and territories, notwithstanding the fact that no sale of any securities is contemplated. This registration statement references the sections of the prospectus in which the information required to be included in this registration statement in response to the items of Form 20-F is located, which sections are hereby incorporated herein by reference. For the purposes of this registration statement, only those portions of the prospectus specifically referenced herein shall be deemed filed with the SEC as part of this registration statement and the balance of the prospectus shall be deemed not filed with the SEC. Unless otherwise indicated, references in this registration statement to page numbers are to pages of the prospectus.

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PART I
ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     See the information contained in the Prospectus under “Governance” beginning on page 80, “Management and Our Master Services Agreement — Our Management” beginning on page 85, and “Independent Registered Chartered Accountants” on page 136. The address of Torys LLP, our Canadian counsel, is 79 Wellington Street West, Suite 3000, Box 270, TD Centre, Toronto, Ontario, Canada M5K 1N2. The address of Wilson & Partners LLP, our special Canadian counsel, is Suite 2900-100, Royal Trust Tower, Toronto Dominion Centre, Toronto, Ontario, Canada M5K 1G8. The address of Weil, Gotshal & Manges LLP, our United States counsel, is 767 Fifth Avenue, New York, New York 10153. The address of Appleby, our Bermuda counsel, is Canon’s Court, 22 Victoria Street. PO Box HM 1179, Hamilton, HM EX, Bermuda.
ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable because this Form 20-F is filed as a registration statement under the Securities Exchange Act of 1934 (the “Exchange Act”).
ITEM 3.     KEY INFORMATION
     Selected Financial Data
     See the selected financial data beginning on page 7 of the Prospectus under “Summary — Summary of Selected Financial Information.” The selected financial data should be read in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 40 of the Prospectus and the audited divisional combined financial statements of Brookfield Infrastructure Division and the notes thereto contained on pages F-10 through F-30 of the Prospectus and the unaudited divisional combined financial statements of Brookfield Infrastructure Division and the notes thereto contained on pages F-31 through F-43.
     Capitalization and Indebtedness
     See the capitalization table on page 39 of the Prospectus under “Capitalization”.
     Risk Factors
     See the description of material risks affecting our business, financial condition, results of operations and prospects contained in the Prospectus under “Risk Factors” beginning on page 12 of the Prospectus.
ITEM 4.     INFORMATION ON THE COMPANY
     History and Development
     See the information contained in the Prospectus under “Summary” beginning on page 1, “Business” beginning on page 72 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 40 of the Prospectus.

     Business Overview
     See the information contained in the Prospectus under “Summary” beginning on page 1, “Risk Factors — Risks Relating to Our Operations and the Infrastructure Industry” beginning on page 14, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 40 and “Business” beginning on page 72 of the Prospectus.
     Organizational Structure
     See the information contained in the Prospectus under “Summary” beginning on page 1, “Risk Factors — Risk Relating to Us and Our Partnership” beginning on page 12, “Risk Factors — Risk Relating to our Relationship with Brookfield” beginning on page 19, “Ownership and Organizational Structure” beginning on page 34, “The Spin-Off” on page 36, “Management and Our Master Services Agreement” beginning on page 85, “Relationship with Brookfield” beginning on page 92, “Description of Our Units and Our Limited Partnership” beginning on page 99, “Description of the Infrastructure Partnership Limited Partnership Agreement” beginning on page 108, “Security Ownership” beginning on page 116 and “Promoter” on page 136.
     Property, Plant and Equipment
     See the information contained in the Prospectus under “Risk Factors — Risks Relating to Our Operations and the Infrastructure Industry — Risks Relating to Our Electricity Transmission Operations — Our electricity transmission operations may require substantial capital expenditures in the future” on page 16, “— Our electricity transmission operations may engage in development projects which may expose us to various risks associated with construction” beginning on page 17, “— Risks Relating to Our Timber Operations — A variety of factors may limit or prevent harvesting by our timber operations” beginning on page 18, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 40 and “Business” beginning on page 72 of the Prospectus.
ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     See the information contained in the Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 40, which should be read in conjunction with the audited divisional combined financial statements of Brookfield Infrastructure Division beginning on page F-10 of the Prospectus.
ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
     Directors and Senior Management
     See information contained in the Prospectus under “Governance” beginning on page 80, “Risk Factors — Risks Relating to our Relationship with Brookfield” beginning on page 19, “Management and our Master Services Agreement” beginning on page 85 and “Relationship with Brookfield” beginning on page 92 of the Prospectus.
     Compensation
     See the information contained in the Prospectus under “Governance” beginning on page 80, and “Management and our Master Services Agreement” beginning on page 85 of the Prospectus.

     Board Practices
     See the information contained in the Prospectus under “Governance” beginning on page 80.
     Employees
     See the information contained in the Prospectus under “Business — Employees” on page 79.
     Share Ownership
     See the information contained in the Prospectus under “Security Ownership” beginning on page 116.
ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
     Major Shareholders
     See the information contained in the Prospectus under the headings “Risk Factors — Risks Relating to our Relationship with Brookfield” beginning on page 19, “Governance” beginning on page 80, “Management and our Master Services Agreement” beginning on page 85, “Relationship with Brookfield” beginning on page 92 and “Security Ownership” on page 116.
     Related Party Transactions
     See the information contained in the Prospectus under “Risk Factors — Risks Relating to our Relationship with Brookfield” beginning on page 19, “Governance” beginning on page 80, “Management and our Master Services Agreement” beginning on page 85, “Relationship with Brookfield” beginning on page 92, “The Spin-Off” on page 36, “Security Ownership” on page 116 and “Promoter” on page 136.
ITEM 8.     FINANCIAL INFORMATION
     See Item 18 (Financial Statements) below. See also the information under “Distribution Policy” on page 37.
ITEM 9.     THE OFFER AND LISTING
     See the information contained in the Prospectus under “The Spin-Off” on page 36, “Listing of Our Units” on page 37 and “Description of Our Units and Our Limited Partnership Agreement” beginning on page 99.
ITEM 10.     ADDITIONAL INFORMATION
     Share Capital
     See the information contained in the Prospectus under “The Spin-off” beginning on page 36, “Description of Our Units and Our Limited Partnership Agreement” beginning on page 99 and “Security Ownership” on page 116.

     Memorandum and Articles of Association
     See the information contained in the Prospectus under “Risk Factors — Risk Relating to Our Relationship with Brookfield” beginning on page 19, “Governance” on page 80, “Management and Our Master Services Agreement” beginning on page 85, “Relationship with Brookfield” beginning on page 92, “Description of Our Units and Our Limited Partnership Agreement” beginning on page 99 and “Description of the Infrastructure Partnership Limited Partnership Agreement” beginning on page 108. Reference is also made to our limited partnership agreement and the Infrastructure limited partnership agreement filed as exhibits 1.2 and 4.1, respectively, to this Registration Statement.
     Material Contracts
     See the information contained on page 137 of the Prospectus under “Material Contracts”.
     Exchange Controls
     There are currently no governmental laws, decrees, regulations or other legislation of Bermuda or the United States which restrict the import or export of capital or the remittance of dividends, interest or other payments to non-residents of Bermuda or the United States holding the Company’s securities, except as otherwise described in the Prospectus under “Material Tax Considerations” beginning on page 117.
     Taxation
     See the information contained in the Prospectus under “Risk Factors — Risks Relating to Taxation” beginning on page 23 and “Material Tax Considerations” beginning on page 117.
     Dividends and Paying Agents
     See the information contained on page 37 of the Prospectus under “Distribution Policy” and on page 38 under “Distribution Reinvestment Plan”.
     Statement by Experts
     See the information contained on page 136 of the Prospectus under “Independent Registered Chartered Accountants” and the Consents filed as Exhibits 15(a).1 - 15(a).5 hereto.
     Documents on Display
     See the information contained on page 137 of the Prospectus under “Additional Information”.
ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     See the information contained in the Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 40.
ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.

PART II
ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15.     CONTROLS AND PROCEDURES
     Not applicable because this Form 20-F is filed as a registration statement under the Exchange Act.
ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT
     Not applicable because this Form 20-F is filed as a registration statement under the Exchange Act.
ITEM 16B.     CODE OF ETHICS
     Not applicable because this Form 20-F is filed as a registration statement under the Exchange Act.
ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Not applicable because this Form 20-F is filed as a registration statement under the Exchange Act.
ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable because this Form 20-F is filed as a registration statement under the Exchange Act.
ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     None.
PART III
ITEM 17.     FINANCIAL STATEMENTS
     We have responded to Item 18 in lieu of responding to this item.
ITEM 18.     FINANCIAL STATEMENTS
     See the financial statements contained on pages F-1 through F-204 of the Prospectus and the Unaudited Pro Forma Financial Statements of the Infrastructure Partnership continued on pages 57 through 69 of the Prospectus.
ITEM 19.     EXHIBITS
     See Exhibit Index.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited
Dated: October 22, 2007	By:	/s/ James Keyes
		Name:	James Keyes
		Title:	Director

INDEX TO EXHIBITS

Number	Description
1.1	Certificate of registration of Brookfield Infrastructure Partners L.P.*

1.2	Limited partnership agreement of Brookfield Infrastructure Partners L.P.*

2.1	Equity commitment, by and among Brookfield Asset Management, Brookfield Operating Partners L.P. and the Infrastructure GP L.P.**

4.1	Limited partnership agreement for Brookfield Operating Partners L.P.**

4.2	Master Services Agreement, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Manager Inc. and Brookfield Asset Management Barbados Inc.**

4.3	Relationship agreement, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Partners Limited, Brookfield Operating Partners L.P., Infrastructure GP L.P. and Brookfield Asset Management Inc.**

4.4	Registration rights agreement, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Partners Limited and Brookfield Asset Management Inc.**

4.5	Licensing agreement, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Partners Limited and Brookfield Asset Management Inc.**

4.6	Master Purchase Agreement, dated June 18, 2007, between Brookfield Infrastructure Partners Limited and Brookfield Asset Management Inc.*

8.1	List of all subsidiaries of Brookfield Infrastructure Partner L.P. (incorporated by reference to the information contained in Exhibit 12.1 of this registration statement under the heading “Ownership and Organizational Structure”).

12.1	Preliminary Canadian prospectus and U.S. Information Statement, dated October 22, 2007, of Brookfield Infrastructure Partners L.P.

15(a).1	Consent of Deloitte & Touche LLP dated October 18, 2007.

15(a).2	Consent of Ernst & Young Ltda. dated October 17, 2007.

15(a).3	Consent of KPMG LLP dated October 18, 2007.

15(a).4	Consent of PricewaterhouseCoopers LLP dated October 18, 2007.

15(a).5	Consent of PricewaterhouseCoopers dated October 11, 2007.

*	Previously filed.

**	To be filed by amendment